Exhibit 10.3

March 4, 2005

Kenneth Beach
247 Weldin Ridge Road
Wilmington, DE 19803

Dear Ken:

We are pleased to extend to you our offer of employment with Ziff Davis Media Inc. (ZDM or the Company) to be Senior Vice President of Sales for the Customer Solutions Group. You will jointly report both to Bob Callahan, the Chairman and CEO and to Bart Catalane, the President and Chief Operating Officer. For purposes of ZDM’s vacation accrual and 401(k) vesting policies, we will award you credit for the period you previously were an employee of ZDM or its predecessor, less the period between the last day or such prior employment and your upcoming start date (i.e., on your upcoming start date, you will be treated as having been employed for such length of time). As we have discussed, this is an important position at ZDM, and it will certainly give you the opportunity to make a major contribution to our business. We welcome your playing a key role on our senior management team and in defining and building the new Customer Solutions Group.

This letter sets forth the terms of our offer:

Base Salary

Your annual base salary will be $250,000. You will be eligible for an annual review in which your base salary and other compensation may be adjusted on a discretionary basis. Base salary will be paid in accordance with ZDM’s standard payroll policies as may be in effect from time to time. Currently, base salary is paid on the 15th and the last day of each month. Our offer also includes a $25,000 (gross) sign-on bonus, which shall be payable by March 31, 2005.

Annual Incentive Bonus

Your annual incentive compensation target for 2005 will be $250,000. Fifty-percent (50%) of this target will be calculated based on actual revenues recognized against the $50 million annual budget for the eight (8) Corporate Accounts. The remaining fifty-percent (50%) of this target will be calculated based on actual revenues recognized against the $10 million annual budget for New Business accounts to be named and mutually agreed by you and the Company. In light of you starting your employment with the Company partially into the current calendar year, the Company agrees that the New Business accounts and performance results will be reviewed at the end of calendar year 2005, and if you and the Company in good faith agree that you did not have sufficient time and resources to develop the budgeted amount of New Business revenue, then the Company and you will mutually agree on what additional incentive compensation payment may be paid to you. The incentive payments for both the Corporate Accounts and the New Business revenues shall be paid to you monthly, and we will mutually agree on what additional amounts will be paid to you if you exceed the annual budgets. Your annual incentive compensation targets for future years will be mutually determined and agreed in writing by you and ZDM.

Stock Options

I will recommend that you be granted an option (the “Option”) to purchase shares of certain classes of the capital stock of Ziff Davis Holdings Inc. (“ZDH”), ZDM’s indirect parent, pursuant to the ZDH’s 2002 Employee Stock Option Plan (“Plan”), on the next date grants from the Plan are made following the day you commence your employment. My recommendation will be for a grant that would effectively replace the options that previously were granted to you but which expired when you left the Company’s employ in August 2004. However, the number of shares of each class of stock subject to the Option, and the respective exercise prices thereof, would be as determined by the compensation committee of ZDH. The Option would be subject to the terms and conditions of an option agreement in the form approved by ZDH (“Option Agreement”), and the Plan, and subject to your execution of the Option Agreement.

Severance

ZDM agrees that in the event ZDM terminates your employment without cause, ZDM will (a) pay you regular installments of your base salary in effect at the time of termination, for a period of nine (9) months from your termination date, in accordance with ZDM’s standard payroll cycle in effect from time to time (i.e., ZDM will pay you a total of seventy-five percent (75%) of such annual base salary during such nine (9) month period pursuant to this clause (a)); and (b) offer to provide you, at ZDM’s expense, with such career transition services as ZDM offers in general to its terminated employees at such time; provided, that no payments pursuant to clause (a) hereof shall be made unless and until you have executed and delivered to ZDM a general release in favor of ZDM and its current and former affiliates and its and their respective current and former officers, directors, employees, representatives, agents and attorneys, and the successors and assigns of each of the foregoing, in form and substance satisfactory to ZDM.

Medical, Dental, Life and Disability Insurance and Other Benefits

You will be eligible to participate in the standard ZDM benefits programs that may be in effect from time to time. Your rights and eligibility under each benefits plan will be governed by the terms of such plan. Under ZDM’s current plans, you would be eligible to participate in medical, dental, flexible spending and dependent care accounts, after 30 days of service. Eligibility to participate in life and disability insurance, begins on your first day of employment with ZDM.

401(k) Plan

You will be eligible to participate in ZDM’s 401(k) plan that may be in effect from time to time. Your rights and eligibility under each benefits plan will be governed by the terms of such plan. Under ZDM’s current 401(k) plan, you would be eligible to participate effective on the first day of your employment with ZDM. Among other provisions, ZDM’s current 401(k) plan provides that each pay period ZDM will make a matching contribution equal to 50% of the contribution you make up to 4% of your compensation (i.e., the matching contribution may be up to 2% of your compensation during a pay period), with such matching contributions vesting over a period of three years.

Vacation

You will receive four (4) weeks of vacation per year beyond ZDM holidays.

General

Your employment will be on at “at will” basis and may be terminated by either you or ZDM at any time, with or without advance notice or warning, for any reason or no reason. You will be subject to ZDM’s employment policies in effect from time to time. ZDM reserves the right to at any time to change its employment policies and to change the terms of (or to discontinue) any of its benefits plans (including its 401(k) plan). This letter contains the entire agreement of the parties with respect to the subject matter hereof, and supersedes all other discussions, negotiations and understandings, whether written or oral, with respect to such subject matter. This letter may not be amended except in a writing signed by each party, provided, however, that no amendment altering the “at will” nature of your employment will be effective unless signed by the chief executive officer of ZDM. Signatures received via facsimile shall be deemed originals for all purposes.

This offer shall be contingent upon your ability to commence full-time employment with ZDM by no later than March 21, 2005. If ZDM does not receive your signed acceptance of this agreement prior to 3:00 p.m. ET on March 9, 2005, the offer contained herein deemed void. The company reserves the right to withdraw this offer at any time prior to acceptance.

I am very pleased to offer you this opportunity to rejoin ZDM. I very much look forward to working with you and welcome what I know will be your positive impact on the company’s operations. Please indicate your agreement with the terms of this letter by signing below and returning your signed copy to me.

Sincerely,

Beth A. Repeta
Vice President, Human Resources

AGREED AND ACCEPTED:

Kenneth Beach	Date